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                                                               Exhibit 99.2

                    TEXT OF NOVEMBER 18, 1996 PRESS RELEASE



Contacts: Mike Pascale/Chuck Burgess
          The Abernathy/MacGregor Group
          (212) 371-5999


           LOCTITE SPECIAL COMMITTEE UNANIMOUSLY REJECTS HENKEL OFFER
                    AND RECOMMENDS STOCKHOLDERS NOT TENDER;
               AUTHORIZES ADVISORS TO MAXIMIZE STOCKHOLDER VALUE


HARTFORD, Conn. (November 18, 1996) -- Loctite Corporation (NYSE: LOC) announced today that the Special Committee of its Board of Directors has voted unanimously to recommend that stockholders reject the unsolicited tender offer of Henkel KGaA and not tender any of their stock pursuant to the offer.

In the face of the offer, the Special Committee has determined to seek to sell the Company at a price that fully reflects its value. Robert W. Fiondella, Chairman of the Special Committee, said, "Our mission is to maximize stockholder value. We have instructed our advisors to respond to third-party inquiries, contact potential buyers and take all steps necessary to help achieve this goal."

In reaching its conclusion that the offer is inadequate and not in the best interests of Loctite's stockholders, the Special Committee considered a variety of factors, including the following:

1. the opinion of Dillon, Read & Co. Inc. that the consideration offered is inadequate from a financial point of view;

2.  the state of the Company's business and prospects; and

3. the failure of the offer to reflect adequately the significant range of potential synergistic benefits in a combination of Henkel and the Company and to permit the stockholders to share in those benefits.
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    Loctite Corporation is a global specialty chemicals company.  Its engineered sealant, adhesives and lubricant products serve the Industrial, Electronics, specialized Medical, Retail and Professional Automotive Maintenance and Repair markets.